Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our unaudited condensed consolidated financial statements and their related notes included in this Form 6-K. This report contains forward-looking statements. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this Form 6-K. The operating results in any year are not necessarily indicative of the results that may be expected for any future periods.

Six months ended June 30, 2026 compared to six months ended June 30, 2025

	For the six months ended June 30,		Changes
	2026	2025	Amount	%
Net revenue	$12,942,657	$10,270,988	$2,671,669	26.01%
Cost of revenue	(8,290,252)	(8,473,079)	182,827	(2.16)%
Gross profit	4,652,405	1,797,909	2,854,496	158.77%
Operating expenses:
Selling expenses	(618,931)	(412,056)	(206,875)	50.21%
General and administrative expenses	(1,759,047)	(2,682,433)	923,386	(34.42)%
Research and development expenses	(1,149,759)	(770,713)	(379,046)	49.18%
Total operating expenses	(3,527,737)	(3,865,202)	337,465	(8.73)%
Income (Loss) from operations	1,124,668	(2,067,293)	3,191,961	(154.40)%
Other income (expenses):
Interest income	12,389	135,574	(123,185)	(90.86)%
Interest expenses	(63,367)	(94,780)	31,413	(33.14)%
Exchange gain	19,358	33,838	(14,480)	(42.79)%
Bank service fees	(3,963)	(3,356)	(607)	18.09%
Non-operating income	45,030	19,810	25,220	127.31%
Non-operating expenses	(9)	(916)	907	(99.02)%
Total other income, net	9,438	90,170	(80,732)	(89.53)%
Income (Loss) before income tax	1,134,106	(1,977,123)	3,111,229	(157.36)%
Income tax benefits (expense)	(125,096)	1,703	(126,799)	(7,445.63)%
Net (loss) income	$1,009,010	$(1,975,420)	$2,984,430	(151.08)%

Net Revenue

Our revenue is reported net of all value added taxes (“VAT”). We derive revenue primarily from the sales of manipulator arms, including installation services and warranty services for the manipulator arms sold, and the sales of accessories and raw materials for manipulator arms.

The following table sets forth the breakdown of our revenue by category for the periods indicated.

	For the six months ended June 30,
	2026		2025		Changes
	Amount	%	Amount	%	Amount	%
Revenue:
Manipulator arms and installation and warranty services	$4,974,047	38.43%	$4,373,031	42.58%	$601,016	13.74%
Accessories	398,360	3.08%	386,603	3.76%	11,757	3.04%
Raw materials and scraps	4,203,078	32.47%	5,469,831	53.26%	(1,266,753)	(23.16)%
Installation services	6,528	0.05%	41,523	0.40%	(34,995)	(84.28)%
Intelligent equipment	3,360,644	25.97%	—	—	3,360,644	100.00%
Total revenue	$12,942,657	100.00%	$10,270,988	100.00%	$2,671,669	26.01%

Compared with net revenue for the six months ended June 30, 2025, our net revenue increased by approximately $2.67 million, or 26.01%, for the six months ended June 30, 2026, which was primarily attributable to (i) an increase in sales of manipulator arms, including installation and warranty services, by approximately $0.60 million, mainly due to higher purchase volumes from certain existing customers and contributions from newly acquired customers; (ii) an increase in sales of accessories by approximately $0.01 million, which remained relatively stable compared with the prior-year period; and (iii) sales of intelligent equipment of approximately $3.36 million, primarily used in the new energy sector, driven by customers’ needs for new production lines, capacity expansion and automation upgrades. These increases were partially offset by (iv) a decrease in sales of raw materials and scraps of approximately $1.27 million, primarily due to our adoption of a more demand-driven procurement approach, lower customer demand for certain raw materials, and enhanced production and inventory controls that reduced the volume of scraps generated; and (v) a decrease in installation service revenue of approximately $0.03 million, primarily due to lower installation volumes, shorter installation time for certain products, and an increasing number of customers performing installation using their own personnel or requiring only limited technical assistance from us.

Cost of Revenue

Our cost of revenue consists primarily of (i) costs of raw materials, such as servo motors and servo systems, linear guides, steel plates, and planetary reducers, (ii) sales tax and additions, and (iii) labor costs, production overhead, and other costs related to the business operation.

The following table sets forth the breakdown of our cost of revenue by category for the periods indicated.

	For the six months ended June 30,
	2026		2025		Changes
	Amount	%	Amount	%	Amount	%
Cost of revenue:
Manipulator arms and installation and warranty services	$3,350,683	40.42%	$3,213,912	37.92%	$136,771	4.26%
Accessories	542,753	6.55%	320,728	3.79%	222,025	69.23%
Raw materials	1,672,465	20.17%	4,926,993	58.15%	(3,254,528)	(66.06)%
Installation services	3,293	0.04%	11,446	0.14%	(8,153)	(71.23)%
Intelligent equipment	2,721,058	32.82%	—	—	2,721,058	100.00%
Total cost of revenue	$8,290,252	100.00%	$8,473,079	100.00%	$(182,827)	(2.16)%

Our cost of revenue decreased by approximately $0.18 million, or 2.16%, from approximately $8.47 million for the six months ended June 30, 2025 to approximately $8.29 million for the six months ended June 30, 2026, despite a 26.01% increase in our total revenue. The decrease in cost of revenue was primarily attributable to a significant reduction in the cost of raw materials sold, partially offset by costs associated with our newly developed intelligent equipment business and higher costs of accessories.

The cost of revenue for manipulator arms, including installation and warranty services, increased by approximately $0.14 million, or 4.26%, which was lower than the corresponding increase in revenue. This was mainly due to a more favorable product mix, as well as improvements in production processes and material utilization, which reduced material consumption and waste. The cost of accessories increased by approximately $0.22 million, or 69.23%, mainly due to higher labor, auxiliary material and energy costs, while selling prices remained relatively stable due to market competition and limited pricing flexibility. The cost of raw materials decreased by approximately $3.25 million, or 66.06%, primarily due to lower unit costs of certain raw materials sold during the period relative to their selling prices. Certain raw materials sold during the period had been purchased in prior periods when procurement prices were lower, while their selling prices reflected higher prevailing market prices. Changes in the sales mix also contributed to a lower overall cost-to-revenue ratio for raw materials. The cost of installation services decreased by approximately $0.01 million, or 71.23%, primarily due to lower installation volume and improved installation efficiency, which reduced installation time and related labor costs. These decreases were partially offset by approximately $2.72 million of cost of revenue associated with intelligent equipment, which generated revenue during the six months ended June 30, 2026.

As a result, the increase in our revenue during the period did not result in a corresponding increase in cost of revenue, primarily due to changes in revenue mix, lower cost-to-revenue ratios for certain categories, and improved production and material efficiency.

Gross profit and gross profit margin

Gross profit represents our revenue less cost of sales. Our gross profit margin represents our gross profit as a percentage of our revenue. For the six months ended June 30, 2026 and 2025, our gross profit was approximately $4.65 million and $1.80 million, respectively, and our gross profit margin was 35.95% and 17.50%, respectively.

The following table sets forth our gross profit and gross profit margin for the periods indicated.

	For the six months ended June 30,
	2026		2025		Changes
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Gross profit
	Amount	%	Amount	%	Amount	%
Gross profit:
Manipulator arms and installation and warranty services	$1,623,364	32.64%	$1,159,119	26.51%	$464,245	40.05%
Accessories	(144,393)	(36.25)%	65,875	17.04%	(210,268)	(319.19)%
Raw materials and scraps	2,530,613	60.21%	542,838	9.92%	1,987,775	366.18%
Installation services	3,235	49.56%	30,077	72.43%	(26,842)	(89.24)%
Intelligent equipment	639,586	19.03%	—	—	639,586	100.00%
Total gross profit	$4,652,405	35.95%	$1,797,909	17.50%	$2,854,496	158.77%

Compared with the gross profit for the six months ended June 30, 2025, our gross profit increased by approximately $2.85 million, or 158.77%, for the six months ended June 30, 2026, and the gross profit margin increased from 17.50% to 35.95%, mainly due to (i) an increase in gross profit from sales of manipulator arms, including installation and warranty services, by approximately $0.46 million; (ii) an increase in gross profit from sales of raw materials and scraps by approximately $1.99 million; (iii) an increase in gross profit from sales of intelligent equipment by approximately $0.64 million; and (iv) offset by a decrease in gross profit from sales of accessories and installation services by approximately $0.21 million and $0.03 million, respectively.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,
	2026		2025		Changes
	Amount	% of revenue	Amount	% of revenue	Amount	%
Selling expenses	618,931	4.78%	412,056	4.01%	206,875	50.21%
General and administrative expenses	1,759,047	13.59%	2,682,433	26.12%	(923,386)	(34.42)%
Research and development expenses	1,149,759	8.88%	770,713	7.50%	379,046	49.18%
Total operating expenses	$3,527,737	27.25%	$3,865,202	37.63%	$(337,465)	(8.73)%

Selling expenses

Selling expenses mainly consist of (i) salaries and benefits of sales and marketing staff, (ii) traveling costs of sales and marketing staff, (iii) sales commissions, (iv) advertising costs, and (v) other expenses, such as certification fees.

Our selling expenses increased by 50.21% from approximately $0.41 million for the six months ended June 30, 2025, to $0.62 million for the six months ended June 30, 2026. The increase was mainly due to (i) an increase of approximately $0.10 million in salaries and benefits, primarily due to higher performance-based compensation for sales personnel as our revenue increased; (ii) an increase of approximately $0.02 million in business entertainment expenses, mainly due to increased customer visits and related business development activities; (iii) an increase of approximately $0.03 million in traveling expenses, primarily due to more frequent business trips by our sales personnel to support the expansion of our sales activities; and (iv) an increase of approximately $0.06 million in transportation expenses, mainly due to higher customer-related transportation costs associated with the increase in sales.

General and administrative expenses

General and administrative expenses mainly consist of (i) salaries and benefits for the Operating Entity’s administrative personnel, (ii) professional fees, which primarily consist of legal, accounting, consulting and other public company compliance-related fees, (iii) utilities expenses, which consist of water and electricity charges for administrative purposes, (iv) business and office operation fees, and (v) other expenses, which primarily include expenses of freight, traveling, conferences, and other miscellaneous expenses for administrative purposes.

Our general and administrative expenses decreased by 34.42% from approximately $2.68 million for the six months ended June 30, 2025, to $1.76 million for the six months ended June 30, 2026. The decrease was mainly due to a decrease of approximately $1.63 million in share-based compensation expenses, primarily because equity incentives were granted to three key administrative employees during the first half of 2025, while no comparable grants were made during the first half of 2026.

Research and development expenses

Research and development expenses mainly comprise the costs of materials used for experiments, employee costs, and other daily expenses related to research and development activities.

Our research and development expenses increased by 49.18% from approximately $0.77 million for the six months ended June 30, 2025, to approximately $1.15 million for the six months ended June 30, 2026. The increase was primarily attributable to the expansion of our research and development team, with headcount increasing from 31 in June 2025 to 72 in June 2026, resulting in higher personnel costs. We also continued to invest in the development of industrial robots, which remained in the research, development and product validation stage during the period.

Other income (expenses)

Other income (expenses) primarily consists of (i) government subsidies provided as incentives from the PRC local government to encourage the expansion of local business; (ii) interest income on bank deposits and interest expenses of short-term bank borrowings; and (iii) foreign exchange gains or losses.

Our other income increased from approximately $0.02 million for the six months ended June 30, 2025, to approximately $0.05 million for the six months ended June 30, 2026, primarily due to an increase in tax subsidy income.

Income tax expenses

Cayman Islands and British Virgin Islands (the “BVI”)

We are incorporated in the Cayman Islands and our wholly own subsidiary is incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands or the BVI.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

PRC

Generally, under the Enterprise Income Tax Law of PRC, PRC enterprises are subject to a uniform 25% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis.

In addition, the Enterprise Income Tax Law grants preferential tax treatment to a High and New Technology Enterprise (“HNTE”), if the enterprise meets the requirements by local government and maintains the HNTE status by re-applying every three years. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%.

For the six months ended June 30, 2026 and 2025, Ewatt was eligible for a reduced income tax rate of 15% as an HNTE.

Our income tax expense was approximately $125,096 for the six months ended June 30, 2026, compared to the income tax benefit of $1,703 for the six months ended June 30, 2025.

Net income (loss)

As a result of the foregoing, primarily due to the significant increase in gross profit, driven by higher revenue and improved gross profit margin, together with lower general and administrative expenses, we recorded net income of approximately $1.01 million for the six months ended June 30, 2026, compared with a net loss of approximately $1.98 million for the six months ended June 30, 2025.

B. Liquidity and Capital Resources

As of June 30, 2026, we had approximately $45.47 million in cash and cash equivalents. Our principal sources of liquidity during the six months ended June 30, 2026 were proceeds from our multiple PIPE offerings and the ATM offering, together with bank borrowings and other financing sources. We used our cash primarily to fund purchases of raw materials, equipment and property, as well as other operating expenses.

We believe that our existing cash balance, working capital and anticipated cash flows from operations, together with available financing sources, will be sufficient to meet our anticipated working capital requirements and other cash needs for at least the next 12 months. We may, however, seek additional equity or debt financing from time to time to support the expansion of our business, capital expenditures, strategic opportunities or other corporate purposes. Any additional equity financing may result in dilution to our shareholders, while additional debt financing may increase our debt service obligations and may subject us to restrictive covenants.

Indebtedness. As of June 30, 2026, we have short-term bank loans of approximately $6.97 million, finance lease liabilities of approximately $0.05 million and amounts due to related parties of approximately $0.86 million. Besides these loans and finance leases, we did not have any other debts, guarantees, or other material contingent liabilities.

Capital Commitments. As of June 30, 2026, we had a capital commitment of approximately $3.76 million in connection with a construction project, representing the remaining contracted amount that had not yet been incurred or recognized in our unaudited condensed consolidated financial statements. The total contract amount for the project was approximately $16.33 million. For further information, see Note 22 to our unaudited condensed consolidated financial statements.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or similar arrangements to guarantee the payment obligations of any third parties. Furthermore, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. Moreover, we do not have any variable interests in any unconsolidated entity that we provide financing, liquidity, market risk, or credit support to or engage in hedging or research and development services with us.

Capital Resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew commercial bank loans, as well as receive proceeds from equity and debt financing, to ensure our future growth and expansion plans.

Working Capital. Total working capital as of June 30, 2026 amounted to approximately $52.97 million, compared to approximately $9.60 million as of December 31, 2025.

Capital Needs. Our capital needs include our daily working capital needs and capital needs to finance the expansion of our business. Our management believes that the working capital and income generated from our current operations can satisfy our daily working capital needs for at least the next 12 months. Our daily working capital mainly includes day-to-day operational expenses, such as wages, raw materials, equipment and other operational cash needs. We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30,
	2026	2025
Net cash used in operating activities	$(3,268,412)	$(2,943,548)
Net cash used in investing activities	(14,882,615)	(5,019,866)
Net cash provided by financing activities	56,248,985	6,909,798
Effect of exchange rate changes on cash held in foreign currencies	650,217	301,762
Net increase (decrease) in cash	38,748,175	(751,854)
Cash at beginning of the period	6,717,787	2,467,638
Cash at end of the period	$45,465,962	$1,715,784

Operating activities

For the six months ended June 30, 2026, our net cash used in operating activities was $3.27 million, which was primarily attributable to (i) an increase of approximately $2.96 million in accounts receivable, mainly due to higher revenue and the timing of collections from customers; (ii) an increase of approximately $1.25 million in inventories, primarily due to higher procurement of raw materials and components to support our business activities, including our intelligent equipment business; and (iii) a decrease of approximately $0.81 million in accounts payable, mainly due to the timing of payments to suppliers and the settlement of certain outstanding balances during the period.

For the six months ended June 30, 2025, our net cash used in operating activities was $2.94 million, which was primarily attributable to (i) an increase of approximately $1.76 million of stock compensation; (ii) an increase of approximately $3.30 million of accounts receivable due to the increase of revenue of and approximately US$3.09 million of revenue was recognized in late June 2025. As of June 30, 2025, the related accounts receivable remained outstanding; and (iii) a decrease of accounts payable by approximately $1.41 million, as purchases of raw materials were relatively lower in the first half of 2025, with increased procurement and inventory stocking expected in the second half.

Investing activities

For the six months ended June 30, 2026, our net cash used in investing activities was approximately $14.88 million, which was attributable to (i) purchase of short-term investments by $3.00 million; and (ii) purchase of property, plant and equipment by approximately $11.84 million.

For the six months ended June 30, 2025, our net cash used in investing activities was approximately $5.02 million, which was attributable to (i) purchase of property and equipment by approximately $0.62 million; and (ii) an increase of approximately $4.40 million related to loans to a third party, which was recollected in December 2025.

Financing activities

For the six months ended June 30, 2026, our net cash provided by financing activities was $56.25 million, which was attributable to (i) the proceeds of approximately $32.34  million received from PIPE offering, net of offering costs; (ii) the proceeds of approximately $21.15  million received from ATM offering, net of offering costs; (iii) proceeds of approximately $4.72 million received from short-term bank borrowings; and (iv) repayment of approximately $2.51 million of short-term bank borrowings.

For the six months ended June 30, 2025, our net cash provided by financing activities was $6.91 million, which was attributable to (i) the proceeds of approximately $7.06  million received from initial public offering, net of offering costs; (ii) proceeds of approximately $3.20 million received from short-term bank borrowings; and (iii) repayment of approximately $3.34 million of short-term bank borrowings.

Contractual obligations

The following table sets forth our contractual obligations as of June 30, 2026:

Contractual obligations	Total	Less than 1 year	1 to 2 years	3 to 5 years
Short-term bank loans	$6,969,090	$6,969,090	—	—
Finance lease liabilities, including future interest expense	45,936	45,936	—	—
Capital commitment for construction project	3,757,745	3,757,745

Short-term loans as of June 30, 2026 consisted of following:

As of June 30, 2026 short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Industrial and Commercial Bank of China	July 28, 2025	July 10, 2026	6,780,000	$999,248	1.30%
Industrial and Commercial Bank of China	July 28, 2025	July 14, 2026	6,170,000	909,345	1.30%
Industrial and Commercial Bank of China	July 28, 2025	July 16, 2026	7,050,000	1,039,041	1.30%
Industrial and Commercial Bank of China	April 1, 2026	March 12, 2027	7,000,000	1,031,675	1.30%
Industrial and Commercial Bank of China	April 8, 2026	April 7, 2027	2,800,000	412,669	1.30%
Fujian Rural Commercial Bank	August 29, 2025	August 29, 2026	2,500,000	368,454	4.95%
China Merchants Bank	February 11, 2026	February 10, 2027	4,073,940	600,424	2.80%
China Merchants Bank	February 13, 2026	February 12, 2027	1,254,032	184,821	2.80%
China Merchants Bank	March 20, 2026	March 19, 2027	5,228,000	770,512	1.70%
China Merchants Bank	March 31, 2026	March 30, 2027	2,100,000	309,502	1.70%
China Merchants Bank	April 14, 2026	April 13, 2027	1,250,000	184,227	1.70%
China Merchants Bank	April 23, 2026	April 22, 2027	1,080,000	159,172	1.70%
Total short-term bank loans as of June 30, 2026			47,285,972	$6,969,090

The following table sets forth our contractual obligations as of December 31, 2025:

Contractual obligations	Total	Less than 1 year	1 to 2 years	3 to 5 years
Short-term bank loans	$4,618,839	$4,618,839	—	—

Short-term loans as of December 31, 2025 consisted of following:

For the year ended December 31, 2025 short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Industrial and Commercial Bank of China	July 28, 2025	July 10, 2026	6,780,000	$969,527	1.30%
Industrial and Commercial Bank of China	July 28, 2025	July 14, 2026	6,170,000	882,298	1.30%
Industrial and Commercial Bank of China	July 28, 2025	July 16, 2026	7,050,000	1,008,137	1.30%
Industrial and Commercial Bank of China	May 21, 2025	May 7, 2026	7,000,000	1,000,987	3.85%
Industrial and Commercial Bank of China	February 28, 2025	February 6, 2026	2,800,000	400,395	3.85%
Fujian Rural Commercial Bank	August 29, 2025	August 29, 2026	2,500,000	357,495	4.95%
Total short-term bank loans as of December 31, 2025			32,300,000	$4,618,839

All properties owned by the Operating Entity in the below table are subject to a mortgage with a maturity date of April 7, 2027.

Description	Use	Area (Square Feet)
Floor No. 1 of Building No. 1	Office and Manufacturing Facilities	18,497
Floor No. 1 of Building No. 2	Office and Manufacturing Facilities	24,918
Floors No. 1 – 7 of Building No. 6	Office and Manufacturing Facilities	43,813
Floors No. 1 – 8 of Building No. 7	Office and Manufacturing Facilities	38,900

The following table presents maturity of lease liabilities as of June 30, 2026:

Minimum lease payment
Six months ended December 31, 2026	$29,998
Fiscal year 2027	15,938
Less: imputed interest	(594)
Present value of finance lease liabilities	$45,342

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2026.

C. Trend Information

Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2026 and December 31, 2025.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for our business.

D. Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the unaudited condensed consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this Form 6-K reflect the more significant judgments and estimates used in preparation of our unaudited condensed consolidated financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our unaudited condensed consolidated financial statements:

Uses of estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, we review these estimates and assumptions using currently available information. Changes in facts and circumstances may cause us to revise our estimates. In accordance with ASC 250, changes in estimates will be recognized in the same period in which the changes in facts and circumstances occur. We base our estimates on past experiences and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates we use when accounting for items and matters include, but are not limited to, allowances for expected credit losses, estimates for inventory provisions, useful lives and impairment of long-lived assets, and valuation allowance for deferred tax assets.

Accounts receivable, net

Accounts receivable are recorded at the gross billing amount less allowance for expected credit losses from our customers. Accounts receivable do not bear interest.

Since January 1, 2020, we have adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaced the existing incurred loss impairment model with an expected loss methodology, which results in more timely recognition of credit losses. Upon adoption, we changed our impairment model to utilize a forward-looking current expected credit losses (“CECL”) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

We maintain an allowance for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”), and record the allowance for credit losses as an offset to accounts receivable and contract assets, with the estimated credit losses charged to the allowance in the consolidated statements of operations and comprehensive income (loss). We assess collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, services or product offerings, and on an individual basis when we identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, we consider historical collectability based on past-due status, the age of the accounts receivable balances and contract assets balances, credit quality of our customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers.

Inventories

Inventories, primarily consisting of raw materials, finished goods, goods shipped in transit, and work in progress, are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell the products. We determine the cost of inventories using the weighted-average cost method. We periodically evaluate our inventories for excess quantities and obsolescence. We write down the carrying amounts of inventories identified as obsolete or in excess of forecasted usage to their estimated net realizable value, based on factors including aging and anticipated future demand for each inventory category.

Revenue recognition

Under ASC 606, revenue is recognized when control of promised goods or services is transferred to our customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. To determine revenue recognition for contracts with customers, we perform the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligations. VAT that we collect concurrent with revenue-producing activities is excluded from revenue.

We follow the requirements of Topic 606-10-55-36 through 55-40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining whether revenue related to performance obligations in a contract with a customer should be recognized on a gross or net basis. Revenue recorded when we act as a principal is reported on a gross basis equal to the full amount of consideration to which we expect to be entitled in exchange for the goods or services transferred. Revenue recorded when we act as an agent is reported on a net basis, excluding any consideration payable to the principal party in the transaction.

We account for revenue generated from sales of our products, including injection molding machine-dedicated manipulator arms, accessories of manipulator arms, raw materials and scraps of manipulator arms, and services, including installation and warranty services, on a gross basis because we act as the principal in these transactions. In making this determination, we consider, among other factors, whether we control the specified goods or services before they are transferred to customers, whether we are subject to inventory risk, whether we have discretion in establishing prices, and whether we are primarily responsible for fulfilling the promise to provide the specified goods or services to our customers.

Our revenue is primarily derived from the following sources:

Revenue from sales of injection molding machine-dedicated manipulator arms and installation and warranty services

We generate revenue from the sales of standard and customized manipulator arms to customers. We enter into contracts with customers as a principal. For domestic customers, the contracts contain three performance obligations, including the transfer of the products, installation services, and warranty services, in exchange for consideration. For overseas customers, the contracts contain a single performance obligation, which is the transfer of the products to the customers in exchange for consideration. The pricing and payment terms stipulated in the contracts are fixed. We generally offer credit terms of up to 120 days to business customers with good creditworthiness. We recognize revenue at a point in time when control of the products is transferred to customers. The transfer of control is considered complete when the products have been delivered to and accepted by the customers in accordance with the terms of the sales contracts. In the normal course of business, our products are sold with no right of return unless the products are defective. We generally provide a one-year warranty against defects in materials and workmanship.

Revenue from sales of accessories of manipulator arms

We generate revenue from the sales of manipulator arm accessories. Our customer base includes both customers that purchase directly from us and customers that procure our manipulator arms through third-party vendors. The contracts contain a single performance obligation, which is the delivery of manipulator arm accessories to customers in exchange for consideration. The pricing and payment terms stipulated in the contracts are fixed. We recognize revenue at a point in time when control of the manipulator arm accessories is transferred to customers. The transfer of control is considered complete when the manipulator arm accessories have been delivered to and received by the customers. In the normal course of business, our manipulator arm accessories are sold with no right of return.

Revenue from sales of raw materials and scraps of manipulator arms

We generate revenue from the sales of raw materials and scraps of manipulator arms. Our customer base includes both customers that purchase directly from us and customers that procure our manipulator arms through third-party vendors. The contracts contain a single performance obligation, which is the delivery of raw materials and scraps of manipulator arms to customers in exchange for consideration. The pricing and payment terms stipulated in the contracts are fixed. We recognize revenue at a point in time when control of the raw materials and scraps is transferred to customers. The transfer of control is considered complete when the raw materials and scraps have been delivered to and received by the customers. In the normal course of business, our raw materials and scraps are sold with no right of return.

Revenue from installation services

We generate revenue from providing installation services to customers that procure our manipulator arms through third-party vendors. The contracts contain a single performance obligation, which is the installation of the manipulator arms specified by the customer in exchange for consideration. The pricing and payment terms stipulated in the contracts are fixed. We recognize revenue at a point in time when we have completed the installation services and the customer has accepted the installed manipulator arms, with no further performance obligations remaining.

Revenue from new energy sector-focused products

We generate revenue from the sale of new energy sector-focused products used in lithium battery manufacturing processes, including battery cell outer blue film dispensing systems, to customers. We act as the principal in these contracts. The contracts generally contain four performance obligations: delivery of the equipment, installation and commissioning services, training services, and warranty services. We are responsible for delivering the equipment to the customer’s designated location, where the equipment is subject to inspection and acceptance testing. We also provide installation and commissioning services, including domestic pre-acceptance and final overseas acceptance. We provide training services to enable the customer’s staff to properly operate the equipment for production purposes. In addition, we provide warranty services covering maintenance and repair for a period of 12 months from the acceptance date. The pricing and payment terms stipulated in the contracts are fixed. We generally offer customary credit terms to customers based on their creditworthiness. We recognize revenue at a point in time upon completion of installation and commissioning and acceptance by the customer, when control of the equipment is transferred to the customer. In the normal course of business, our equipment is sold with no right of return unless the equipment is defective or fails to meet the agreed specifications. We generally provide standard warranty services for our equipment, which assure that the equipment complies with agreed-upon specifications and are accounted for as assurance-type warranties.

Contract Assets and Liabilities

Payment terms are established based on our pre-established credit requirements and our evaluation of customers’ credit quality. Contract assets are recognized when we have transferred goods or services to a customer but do not yet have an unconditional right to consideration and are subsequently reclassified to accounts receivable when the right to consideration becomes unconditional. Contract liabilities are recognized when we receive consideration from customers in advance of the delivery of goods or services. The balance of contract liabilities may vary significantly depending on the timing of customer orders and the related shipment or delivery. As of June 30, 2026 and December 31, 2025, other than accounts receivable, advances from customers and contract liabilities, we had no other material contract assets or deferred contract costs recorded on our consolidated balance sheets.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard.

Our disaggregation of revenue for the six months ended June 30, 2026 and 2025 are as follows:

	For the six months ended June 30
	2026	2025
Revenue from sales of injection molding machine-dedicated manipulator arms and installation and warranty services	$4,974,047	$4,373,031
Revenue from sales of accessories of manipulator arms	398,360	386,603
Revenue from sales of raw materials and scraps	4,203,078	5,469,831
Revenue from installation services	6,528	41,523
Revenue from new energy sector-focused products	3,360,644	—
Total revenue	$12,942,657	$10,270,988

Income taxes

We account for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in our consolidated financial statements and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

The provisions of ASC 740-10-25, Accounting for Uncertainty in Income Taxes, prescribe a more-likely-than-not threshold for the recognition and measurement in the consolidated financial statements of a tax position taken, or expected to be taken, in a tax return. ASC 740 also provides guidance on the recognition of income tax assets and liabilities, the classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. We believe that there were no uncertain tax positions as of June 30, 2026 and December 31, 2025.

Our affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations may be extended to five years under special circumstances.

As of June 30, 2026, the tax years for our affiliated entities in the PRC remained open for examination by the PRC tax authorities. There were no ongoing tax examinations as of June 30, 2026 and December 31, 2025.

Foreign currency translation

Our functional and reporting currency is the United States Dollar (“US$”). Our operating subsidiary in China uses Renminbi (“RMB”) as its functional currency.

The financial statements of our subsidiaries whose functional currencies are other than the US$ are translated into US$ using the exchange rate in effect as of the balance sheet date for assets and liabilities and the average exchange rate for the period for income and expense items. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable exchange rates in effect as of that date. Shareholders’ equity accounts denominated in the functional currency are translated at historical exchange rates in effect at the time of the related capital contributions. Because cash flows are translated using average exchange rates, amounts related to assets and liabilities reported in our consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances in our consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) in our consolidated statements of changes in shareholders’ equity. Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in currencies other than the functional currency are included in our results of operations as incurred.

For purposes of translating our financial statements, except for shareholders’ equity, balance sheet accounts as of June 30, 2026 and December 31, 2025 were translated at RMB6.7851 to US$1.00 and RMB6.9931 to US$1.00, respectively. Shareholders’ equity accounts were translated at their historical exchange rates. The average exchange rates applied to our statements of operations for the six months ended June 30, 2026 and 2025 were RMB6.8624 to US$1.00 and RMB7.1875 to US$1.00, respectively. Cash flows were also translated using the average exchange rates for the respective periods. Accordingly, amounts reported in our statements of cash flows will not necessarily agree with changes in the corresponding balances in our consolidated balance sheets.

Recent accounting pronouncements

We consider the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its combined financial statements and related disclosures.

In April 2025, the FASB issued ASU 2025-04 – Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer, which revises the definition of performance condition for share-based consideration payable to a customer, eliminates the forfeiture policy election for awards granted to customers (unless granted in exchange for a distinct good or service), and clarifies applicability of the variable consideration constraint. The ASU will be effective for annual reporting periods (including interim periods within annual reporting periods) beginning after December 15, 2026, for all entities. Early adoption is permitted for both interim and annual financial statements that have not yet been issued. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is evaluating the impact of the adoption of this guidance. We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update improves U.S. GAAP by establishing authoritative guidance on the accounting for government grants received by business entities. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. We are currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.